UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-13488
British Sky Broadcasting Group plc
(Exact name of registrant as specified in its charter)
Grant Way, Isleworth, Middlesex, TW7 5QD, England
Tel: +44 (0)207 3000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Ordinary Shares (nominal value 50p per share)
(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☑	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)
PART I
Item 1. Exchange Act Reporting History
A. British Sky Broadcasting Group plc (“BSkyB”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and corresponding rules of the Securities and Exchange Commission (the “Commission”) upon the effectiveness of its registration statement on Form F-1 with respect to an offering of its ordinary shares on December 7, 1994.
B. BSkyB has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
BSkyB’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) prior to December 31, 2000.

BSkyB registered its equity securities on shelf registration statements on Form F-3 under the Securities Act in 1998 (SEC File No. 333-8246), in 2003 (SEC File No. 333-106837) and in 2004 (SEC File No. 333-120775). No sales of BSkyB’s securities were made pursuant to such registration statements. Prior to the filing of this Form 15F, BSkyB filed post-effective amendments to the foregoing registration statements to terminate each of these registration statements. The post-effective amendments were declared effective by the Commission on April 23, 2010.
Item 3. Foreign Listing and Primary Trading Market
A. The primary trading market for BSkyB’s ordinary shares is the London Stock Exchange (“LSE”), which is located in London, England, United Kingdom.
B. The initial date of listing of BSkyB’s ordinary shares on the LSE was December 15, 1994. BSkyB has maintained this listing through the date of this Form 15F.
The percentage of trading in BSkyB’s ordinary shares that occurred in the United Kingdom as of a recent 12 month period was 98.2%. The first and last days of the recent 12-month period were May 20, 2009 and May 19, 2010, respectively.
Item 4. Comparative Trading Volume Data
A. The information set forth below is for the recent 12-month period commencing May 20, 2009 and ending May 19, 2010 (the “recent 12-month period”).
B. During the recent 12-month period, the average daily trading volume (“ADTV”) of BSkyB’s ordinary shares in the United States was 161,462 (representing approximately 40,365 ADSs) and was 11,750,609 on a worldwide basis (including the United States).
C. During the recent 12-month period, the ADTV of BSkyB’s ordinary shares in the United States represented 1.4% of the ADTV of BSkyB’s ordinary shares on a worldwide basis (including the United States).
D. BSkyB voluntarily delisted its ordinary shares (in the form of ADSs) from the New York Stock Exchange on May 20, 2010 (the “Delisting Date”). The ADTV of BSkyB’s ordinary shares in the United States represented 1.4% of the ADTV of BSkyB’s ordinary shares on a worldwide basis (including the United States) during the 12-month period preceding the Delisting Date (May 20, 2009 to May 19, 2010).
E. Not applicable.
F. The source of the trading volume information used for these calculations was Bloomberg, using a model created by Bank of America Merrill Lynch.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement

A. In accordance with Rule 12h-6(h), BSkyB issued a press release on April 30, 2010 disclosing its intent to file a Form 15F to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.
B. The press release was issued through the LSE’s Regulatory News Service and was then circulated to major wire services and submitted to the Commission under cover of Form 6-K on April 30, 2010. Additionally, the notice was published on BSkyB’s corporate website.
Item 8. Prior Form 15 Filers
Not applicable.
PART II
Item 9. Rule 12g3-2(b)
BSkyB will publish the information required by Rule 12g3-2(b)(1)(iii) on its website at www.sky.com/corporate.
PART III
Item 10. Exhibits
Not applicable.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:
1. The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, British Sky Broadcasting Group plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, British Sky Broadcasting Group plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: 21 May 2010	British Sky Broadcasting Group plc
	By:	/s/ Andrew Griffith

	Name:	Andrew Griffith

	Title:	Director and Chief Financial Officer